1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

March 28, 2011

VIA EDGAR

Michael L. Kosoff

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Variable Insurance Trust (the “Registrant”)
File Nos. 333-37115, 811-08399

Dear Mr. Kosoff:

In a February 25, 2011 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 43 (“PEA 43”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 45 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on January 11, 2011. PEA 43 was filed to register Institutional Class, Administrative Class and Advisor Class shares of the PIMCO Global Advantage Strategy Bond Portfolio and PIMCO Unconstrained Bond Portfolio, each a new series of the Registrant (each a “Portfolio” and collectively, the “Portfolios”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

Prospectuses

General Comments

Comment 1: Each Portfolio’s Portfolio Summary describes derivatives. Review the Principal Investment Strategies subsections and Principal Risks subsections to ensure the derivatives disclosure is not overly generic or standardized and that the actual derivatives to be used, and the risks thereof, are disclosed. See the Letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010).

Response: The Registrant has reviewed the Letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC

US    Austin  Boston  Charlotte  Hartford  New York  Newport Beach  Philadelphia  Princeton  San  Francisco  Silicon Valley  Washington DC

EUROPE    Brussels  London  Luxembourg  Moscow  Munich  Paris    ASIA    Beijing  Hong Kong

Michael L. Kosoff March 28, 2011 Page 2

(July 30, 2010) and confirms that, in the Registrant’s opinion, the Portfolios’ derivatives disclosure is consistent with the observations made in the Letter.

To the extent the Portfolios use derivatives as part of their principal investment strategies, or such use subjects the Portfolios to a principal risk, the Registrant believes both the Principal Investment Strategies and Principal Risks sections (i) adequately discuss such derivatives, (ii) do not include extraneous discussion of derivatives that are not part of the Portfolios’ principal investment strategies or risks, and (iii) adequately address the purposes for the use of such derivatives.

The Portfolios provide a summary of the types of derivatives used within their respective Principal Investment Strategies sections. The disclosure provided in this section is only a summary and is limited to the securities and instruments used in furtherance of the Portfolio’s principal investment strategies. Each Portfolio may use a variety of different derivative instruments from time to time for a variety of different purposes, including, but not limited to, risk management and in furtherance of the Portfolio’s investment strategies, both principal and secondary. It would be impossible to identify each type of derivative instrument that may be used, and the various purposes for such use given a continually changing investment landscape, within the confines of a summary of principal investment strategies. The Description of Principal Risks section following the Portfolio Summary is more detailed, but is inherently limited to a discussion of derivatives in the context of what factors constitute a principal risk to a Portfolio.

Although the Registrant does not believe it appropriate to include a full description of each type of derivative used and the purposes thereof within the Portfolio Summary, the Registrant notes that more complete disclosure is found elsewhere in the registration statement. For example, the Description of Principal Risks section of the prospectus provides a more complete description of the principal risks of derivatives exposure. Still more detailed disclosure regarding derivatives, and their risks, is found in both the Characteristics and Risks of Securities and Investment Techniques section of the prospectus and the Investment Objectives and Policies section of the Statement of Additional Information (“SAI”). The Registrant believes that this presentation of derivatives disclosure throughout the registration statement – beginning with a summary in the Portfolio Summary and providing successively more detail in each of three separate sections of the prospectus and SAI that follow – is an appropriate presentation of the types of derivatives used, the purposes thereof and the attendant risks.

Comment 2: Confirm that the Registrant is aware of its obligation to file XBRL interactive data within 15 business days following the Portfolios’ 485(b) filing and the Registrant’s annual update filing. See Investment Company Act Release No. 28617.

Michael L. Kosoff March 28, 2011 Page 3

Response: The Registrant is aware of its obligations pursuant to Investment Company Act Release No. 28617.

Comment 3: Ensure that applicable disclosure in the registration statement that is responsive to Form N-1A items that require numbers and information as of the most recent calendar year-end is updated to provide 2010 numbers and information.

Response: The Registrant is aware that certain information responsive to Item 17 of Form N-1A must be updated as of the most recent calendar year-end. The Registrant has reviewed its current SAI disclosure in response to Item 17 and does not believe there have been material changes from the current disclosure, dated December 31, 2009, to what the disclosure would be as of December 31, 2010. The Registrant is currently preparing the annual update of its registration statement and will confirm and update the Item 17 disclosure in connection with its annual update filing on or about April 29, 2011.

Cover Page

Comment 4: Consider revising the front cover page of each prospectus to make the Portfolio’s name more prominent and to eliminate, or reduce the prominence of, the category name. At a minimum, delete the word “portfolio” from the category name to avoid investor confusion.

Response: The Registrant has revised the formatting on the front cover page in order to deemphasize the category name relative to the Portfolio’s name.

Portfolio Summary—Fees and Expenses

Comment 5: The narrative preceding each Fee Table includes the following sentence, “[o]verall fees and expenses of investing in the Portfolio are higher than shown because the table does not reflect variable contract fees and expenses.” Instead of stating that the fees and expenses of the Portfolio are higher than shown, revise this sentence to more clearly indicate that investors will pay additional fees pursuant to the variable contract. For example, consider stating, “[t]he table below does not reflect expenses and charges that are or may be imposed. Please refer to the applicable variable contract prospectus for the fees of investing in the variable contract, which are in addition to the fees below.”

Response: The Registrant believes the current disclosure adequately informs investors, in a manner consistent with plain English principles, that there are additional fees and expenses associated with an investment in variable product funds (such as the Portfolios) in addition to the fees and expenses charged directly by the Portfolio. The Registrant believes the use of the word

Michael L. Kosoff March 28, 2011 Page 4

“overall” at the beginning of the sentence adequately informs investors that such variable contract fees and expenses are in addition to, and separate from, the fees and expenses that are chargeable at the Portfolio level. The Registrant also notes that the current disclosure was added to the Registrant’s prospectuses in response to a prior Staff comment.1 Accordingly, the Registrant will maintain the disclosure as is.

Comment 6: Each Fee Table includes additional captions and a footnote relating to a contractual expense reimbursement due to Portfolio organizational expenses. Confirm that the contractual expense reimbursement will reduce actual expenses for no less than one year from the date of the registration statement. See Form N-1A Item 3 Instruction 3(e).

Response: To the best of the Registrant’s knowledge and belief, each Portfolio’s contractual expense reimbursement will reduce actual expenses for no less than one year from the date of the Portfolios’ registration statement.

The expense limitation agreement upon which the organizational expense reimbursement is based renews automatically for additional one-year terms, unless the Administrator provides written notice to the Portfolio of the termination (or non-renewal) of the agreement at least 30 days prior to the end of the then-current term.2 In the event that the Administrator provides such notice of non-renewal, the Registrant will promptly amend the Portfolio’s disclosure via a 497 filing. Accordingly, the Registrant believes that the current presentation of the expense reimbursement is sufficient.

Comment 7: Confirm that any adjustment to the Expense Examples made to reflect the contractual expense reimbursement only affects the Expense Example period(s) that the expense reimbursement is expected to continue.

Response: Any adjustment to the Expense Examples made to reflect the contractual expense reimbursement only affects the Expense Example period(s) that, to the Registrant’s knowledge and belief, the expense reimbursement is expected to continue.

[1]

See Letter from John I. Sakhleh to Yuna Peng, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 10, at 1 (Nov. 19, 2002).

[2]	The Registrant, not the Administrator, is permitted to terminate the agreement upon ninety (90) days’ prior written notice.

Michael L. Kosoff March 28, 2011 Page 5

Portfolio Summary—Principal Investment Strategies

Comment 8: For the PIMCO Global Advantage Strategy Bond Portfolio, revise this section to clarify that a significant percentage of the Portfolio’s assets will be invested outside the United States, for example, by disclosing that the Portfolio will invest 40% of its assets outside of the United States or will invest in countries other than the United States in accordance with the weighting of an applicable index or benchmark.

Response: As you know, footnote 42 to the adopting release for Rule 35d-1 clarifies that the appearance of the terms “international” or “global” in a fund’s name does not trigger the 80% test of Rule 35d-1.3 Nonetheless, “[the Commission] would expect . . . that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” In the past, the Commission and the Staff have distinguished “global” investment companies by suggesting that an investment company with “global” in its name invest in securities of issuers in at least three different countries (which may include the United States).4 Accordingly, the Registrant believes the Portfolio’s current disclosure in the first sentence of the Principal Investment Strategies section is sufficient.5

We also respectfully submit that the imposition of investment policies/restrictions of this nature, which are not mandated by the 1940 Act or existing rules thereunder, are appropriately administered through a formal notice and comment process whereby interested members of the industry and observers have the ability to provide meaningful input into the rulemaking process.6 Furthermore, the application of a quantified percentage test to the Portfolio would result in disparate treatment of the Portfolio as compared to similar registered investment companies due to the fact that many other registered investment companies currently operate using the word “global” in their names under a standard that is significantly more flexible or permissive than the one being proposed by the Staff here.

[3]	Investment Company Names, Release No. IC-24828 (Jan. 17, 2001).

[4]

See Letter to Registrants from Carolyn B. Lewis, Assistant Director, Division of Investment Management, SEC (Jan. 3, 1991) at II.A (rescinded by Investment Company Act Release No. 23064 (Mar. 13, 1998)).

[5]

That sentence states, “[t]he Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in Fixed Income Instruments that are economically tied to at least three countries (one of which may be the United States), which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements.”

[6]	See Section 35(d), which explicitly provides that “[t]he Commission is authorized by rule, regulation, or order, to define such names or titles as are materially deceptive or misleading.”

Michael L. Kosoff March 28, 2011 Page 6

Comment 9: For the PIMCO Unconstrained Bond Portfolio, this section indicates the Portfolio can have a negative average duration. The disclosure should clarify what is meant by a negative duration given the brief explanation of duration currently provided in this section.

Response: Comment accepted. The Portfolio has revised the discussion of duration in this section to state, “[d]uration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates.”

Comment 10: For the PIMCO Global Advantage Strategy Bond Portfolio, to the extent appropriate, consider revising the brief explanation of duration to match the longer explanation provided in the PIMCO Unconstrained Bond Portfolio Principal Investment Strategies section.

Response: Comment accepted. The Portfolio has revised the discussion of duration in this section to state, “[d]uration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates.”

Portfolio Summary—Principal Risks

Comment 11: For the PIMCO Unconstrained Bond Portfolio, the Mortgage-Related and Other Asset-Backed Risk includes disclosure in brackets. Delete the brackets and retain the disclosure.

Response: Comment accepted.

Portfolio Summary—Investment Adviser/Portfolio Manager

Comment 12: Complete this section, including title and length of service for each portfolio manager.

Response: Comment accepted.

Description of Principal Risks

Comment 13: For the PIMCO Unconstrained Bond Portfolio, delete Issuer Non-Diversification Risk as the Portfolio is diversified.

Response: Comment accepted.

Michael L. Kosoff March 28, 2011 Page 7

Purchases and Redemptions

Comment 14: The Purchasing Shares section includes the following sentence, “[i]n the event that the Portfolio ceases offering its shares, any investments allocated to the Portfolio will, subject to any necessary regulatory approvals, be invested in another portfolio of the Trust.” In your response, please explain the legal basis for, and applicability of, this sentence in the variable insurance fund context. For example, the Staff would expect the disclosure to indicate that, in the event of a fund’s liquidation, the fund would seek a substitution order or that fund shares may be exchanged for shares of a money market fund, but not that fund shares may be invested in “another portfolio of the Trust.”

Response: The Registrant agrees with the Staff’s comment and acknowledges that in the event of a Portfolio’s liquidation the Registrant would either seek a substitution order or exchange shareholders into an affiliated money market fund. However, the Registrant believes the current disclosure conveys the same information, although phrased in a plain English format that is easier for investors to understand as compared to the more technical, legal disclosure that the Staff proposes. For example, the disclosure’s reference to “necessary regulatory approvals” refers to the potential need for a substitution order – a concept with which investors are most likely not familiar. Accordingly, the Registrant has determined to leave the current disclosure as is.

Comment 15: In the Redeeming Shares section, in your response please clarify the applicability of the following disclosure in the variable insurance fund context or otherwise delete it from the disclosure:

Payment for shares redeemed normally will be made within seven days.

For shareholder protection, a request to change information contained in an account registration (for example, a request to change the bank designated to receive wire redemption proceeds) must be received in writing, signed by the minimum number of persons designated on the Client Registration Application that are required to effect a redemption, and accompanied by a signature guarantee from any eligible guarantor institution, as determined in accordance with the Trust’s procedures, as more fully described below. Shareholders should inquire as to whether a particular institution is an eligible guarantor institution. A signature guarantee cannot be provided by a notary public. In addition, corporations, trusts, and other institutional organizations are required to furnish evidence of the authority of the persons designated on the Client Registration Application to effect transactions for the organization.

When a signature guarantee is called for, a “Medallion” signature guarantee will be required. A Medallion signature guarantee may be obtained from a domestic bank or trust company, broker, dealer, clearing agency, savings association or other financial institution

Michael L. Kosoff March 28, 2011 Page 8

which is participating in a Medallion program recognized by the Securities Transfer Association. The three recognized Medallion programs are the Securities Transfer Agents Medallion Program, Stock Exchange Medallion Program and New York Stock Exchange, Inc. Medallion Signature Program. Signature guarantees from financial institutions which are not participating in one of these programs will not be accepted. Please note that financial institutions participating in a recognized Medallion program may still be ineligible to provide a signature guarantee for transactions of greater than a specified dollar amount. The Trust may change the signature guarantee requirements from time to time upon notice to shareholders, which may be given by means of a new or supplemented prospectus.

Response: As this disclosure appears in each of the Registrant’s prospectuses, the Registrant will leave the disclosure as is for now, but will review and revise, to the extent necessary and appropriate, in connection with the Registrant’s annual update of its registration statement to be filed on or about April 30, 2011.

Comment 16: In the Frequent or Excessive Purchases, Exchanges and Redemptions section, the last two paragraphs describe Variable Contract Owners and market timing. To the extent the Registrant has entered into participation agreements with insurance companies, in your response please briefly describe those agreements and requirements therein pertaining to market timing. For example, you may respond that the Registrant has entered into Rule 22c-2 shareholder information agreements with insurance companies and certain obligations to provide information to the Registrant, consistent with Rule 22c-2, run to the insurance companies pursuant to such agreements.

Response: As you know, the Portfolios will act as investment vehicles for separate accounts established for variable life insurance and variable annuity contracts to be offered by insurance companies that have entered into participation agreements with the Registrant and the Portfolios’ Distributor. Pursuant to the terms of a participation agreement, each insurance company agrees to provide certain information requested by the Registrant or Distributor.

Specifically, the insurance company agrees to provide upon request certain identification and account numbers of any or all Variable Contract Owners of the account, the name or other identifier of any investment professional(s) associated with the Variable Contract Owner or account, and the amount, date and transaction type of every purchase, redemption, transfer, or exchange of shares held through an account maintained by the insurance company during the period covered by the request. Requests must set forth a specific period, not to exceed 180 days from the date of the request, for which transaction information is sought. The Registrant or Distributor may request transaction information older than 180 days from the date of the request as it deems necessary to investigate compliance with policies established or utilized by the

Michael L. Kosoff March 28, 2011 Page 9

Registrant or Distributor for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by a Portfolio.

In addition, the insurance company agrees to use its best efforts to determine promptly whether any specific person about whom it has received certain identification and transaction information is itself a “financial intermediary,” as that term is defined in Rule 22c-2 and, upon request of the Registrant or Distributor, promptly either (i) provide (or arrange to have provided) the information for those Variable Contract Owners who hold an account with an indirect intermediary or (ii) restrict or prohibit the indirect intermediary from purchasing shares in nominee name on behalf of other persons. Each insurance company additionally agrees to inform the Registrant or Distributor whether it plans to perform (i) or (ii) above.

Characteristics and Risks of Securities and Investment Techniques

Comment 17: Clarify which of these risks and techniques are principal risks and strategies and which are secondary or ancillary in nature.

Response: The introduction to the Characteristics and Risks of Securities and Investment Techniques section states that “[t]his section provides additional information about some of the principal investments and related risks of the Portfolio described under ‘Description of Principal Risks’ above. It also describes characteristics and risks of additional securities and investment techniques that may be used by the Portfolio from time to time.”

The Description of Principal Risks section, immediately following the Portfolio Summary, only discusses those securities and investment techniques which may constitute a principal risk to the Portfolio. To the extent additional discussion of such principal strategies and risks is provided in the Characteristics and Risks of Securities and Investment Techniques section, the Description of Principal Risks section prominently identifies such securities and techniques in bold type. The introduction to the Description of Principal Risks section makes clear that bold type is used so that investors may easily cross-reference additional discussion of principal strategies and risks in the Characteristics and Risks of Securities and Investment Techniques section. All other discussion in the Characteristics and Risks of Securities and Investment Techniques section (i.e., securities and techniques not discussed in the Portfolio Summary or Description of Principal Risks section) addresses non-principal strategies and risks.

The Registrant believes the typical investor will refer to the Portfolio Summary or Description of Principal Risks section first, each more prominently placed towards the front of the Prospectus, for information on the principal strategies and risks of the Portfolio. To the extent an investor seeks additional information regarding such principal strategies and risks, cross-referencing by

Michael L. Kosoff March 28, 2011 Page 10

bold type provides the investor an easy method to identify which securities and techniques within the Characteristics and Risks of Securities and Investment Techniques section constitute principal strategies and risks. To the extent any securities or techniques are discussed in the first instance in the Characteristics and Risks of Securities and Investment Techniques section, the Registrant believes the introductory narrative to this section makes clear that the investor should understand such disclosure to relate to non-principal strategies and risks.

Comment 18: For the PIMCO Global Advantage Strategy Bond Portfolio, the Foreign (Non-U.S.) Securities section states the “Portfolio may invest in securities and instruments that are economically tied to foreign (non-U.S.) countries.” Revise to state the “Portfolio invests” instead of the “Portfolio may invest.”

Response: Comment accepted.

Comment 19: For the PIMCO Global Advantage Strategy Bond Portfolio, the Percentage Investment Limitations section states “[t]he Portfolio has adopted a non-fundamental investment policy to invest at least 80% of its assets in investments suggested by its name.” Clarify this disclosure to indicate which policy is suggested by the Portfolio’s name (i.e., 80% in “global” securities, 80% in “bond” securities or 80% in “global bond” securities).

Response: The disclosure in this section of the prospectus is a plain English restatement of the Portfolio’s 80% test, as stated in the Principal Investment Strategies section in the Portfolio Summary. The Portfolio’s non-fundamental policy adopted pursuant to Rule 35d-1 is stated at page 62 of the SAI (i.e., the Portfolio will invest, under normal circumstances, at least 80% of its assets in Fixed Income Instrument investments). Since the 80% test is stated in the Portfolio Summary section and again in the Non-Fundamental Investment Restrictions section of the SAI, the Registrant believes the current disclosure is sufficient as is. With regard to the Portfolio’s investment guidelines due to the use of “global” in the Portfolio’s name, please see the response to comment 8 above.

Miscellaneous comments

Comment 20: In each Portfolio’s Advisor Class prospectus, the last sentence of the fifth paragraph in the How Portfolio Shares Are Priced section states “[a]s a result, to the extent that the Portfolio holds foreign securities, the NAV of the Portfolio’s shares may change at times when you cannot purchase, redeem or exchange shares.” This sentence is worded differently then the same disclosure in the other prospectuses.

Michael L. Kosoff March 28, 2011 Page 11

Response: Comment accepted. The Advisor Class prospectuses have been revised to match the other class prospectuses.

Comment 21: In the PIMCO Global Advantage Strategy Bond Portfolio Advisor Class prospectus, the last sentence of the Description of Principal Risks—High Yield Risk section uses the word “inverting” when the Portfolio’s other prospectuses use the word “investing.”

Response: Comment accepted. The Advisor Class prospectus has been revised to match the other class prospectuses.

Comment 22: In each Portfolio’s Advisor Class prospectus, the Characteristics and Risks of Securities and Investment Techniques—Event-Linked Exposure section does not include the sentence, “[a]n extension of maturity may increase volatility.” This sentence is included in this section in the other prospectuses.

Response: Comment accepted. The Advisor Class prospectuses have been revised to match the other class prospectuses.

Comment 23: In each Portfolio’s Institutional Class prospectus, the Characteristics and Risks of Securities and Investment Techniques—U.S. Government Securities section does not include the sentence, “U.S. Government Securities include zero coupon securities, which tend to be subject to greater market risk than interest-paying securities of similar maturities.” This sentence is included in this section in the other prospectuses.

Response: Comment accepted. The Institutional Class prospectuses have been revised to match the other class prospectuses.

Comment 24: In the PIMCO Unconstrained Bond Portfolio Administrative Class prospectus, there is a sentence missing from the end of each of the Description of Principal Risks—Foreign (Non-U.S.) Investment Risk and Description of Principal Risks—Emerging Markets Risk sections that appears in the Portfolio’s other prospectuses.

Response: Comment accepted. The Administrative Class prospectus has been revised to match the other class prospectuses.

Comment 25: In addition to comments 20 through 24, please confirm that all disclosure across different class prospectuses for the same Portfolio is consistent to the extent appropriate.

Michael L. Kosoff March 28, 2011 Page 12

Response: Comment accepted. The Registrant has reviewed each Portfolio’s prospectuses against one another and has made conforming revisions where appropriate.

Statement of Additional Information

Management of the Trust

Comment 26: The Trustee Ownership of the Investment Adviser and Principal Underwriter and Their Control Persons subsection states, in relevant part:

No independent Trustee or immediate family member has during the two most recently completed calendar years had:

(iii) any direct or indirect relationship of any nature, in which the amount involved exceeds $120,000, with:

•	the Portfolios;

•

an investment company, or person that would be an investment company but for the exclusions provided by sections 3(c)(1) and 3(c)(7) of the 1940 Act, having the same investment adviser or principal underwriter as the Portfolios or having an investment adviser or principal underwriter that directly or indirectly controls, is controlled by, or is under common control with the investment adviser or principal underwriter of the Portfolios;

Please confirm that each independent trustee can satisfy this test given that the Securities Ownership subsection discloses that each independent trustee owns “over $100,000” aggregate equity securities in all portfolios overseen by the trustee in the PIMCO family of investment companies.

Response: The disclosure that the Staff is quoting (i.e., the clause following “(iii)”) is part of a longer paragraph, which when quoted in full, states:

No independent Trustee or immediate family member has during the two most recently completed calendar years had: (i) any material interest, direct or indirect, in any transaction or series of similar transactions, in which the amount involved exceeds $120,000; (ii) any securities interest in the principal underwriter of the Trust or the investment adviser or their affiliates (other than the Trust); or (iii) any direct or indirect relationship of any nature, in which the amount involved exceeds $120,000, with:

The third prong of the above paragraph refers to the requirements of Item 17(b)(8) of Form N-1A only, the second prong refers to the requirements of Item 17(b)(6) only and the first prong refers

Michael L. Kosoff March 28, 2011 Page 13

to the requirements of Item 17(b)(7) only. To the best of the Registrant’s knowledge and belief, each independent trustee satisfies the applicable standards for disclosure set forth in Item 17(b)(6)-(8), applied separately, and no additional disclosure is required at this time. The Registrant will review this SAI disclosure in connection with its annual update and will make clarifying revisions to the SAI disclosure to the extent necessary or appropriate.

Comment 27: The tables in the Advisory Fee Rates subsection and Supervisory and Administrative Fee Rates subsection each list the Portfolios on a single line item beneath “All Other Portfolios.” Move the Portfolios to a line item above “All Other Portfolios.”

Response: Comment accepted.

Comment 28: In the Proxy Voting Policies and Procedures subsection, please provide greater detail regarding how PIMCO votes proxies. For equity securities, provide at least a summary of the Proxy Voting Service’s proxy voting policy, if not a copy of the entire policy. For debt securities, provide more detail than “PIMCO considers each proposal regarding a debt security on a case-by-case basis.”

Response: The Registrant has reviewed the entire six-paragraph Proxy Voting Policies and Procedures subsection of the SAI. When read in full, the Registrant believes that the current SAI disclosure adequately summarizes the proxy voting service’s policies and procedures with respect to voting equity securities and adequately summarizes PIMCO’s policies and procedures with respect to voting debt securities, each in a manner consistent with the requirements of Item 17(f) of Form N-1A. The Registrant will review this SAI disclosure in connection with its annual update and will consider including additional disclosure to the extent necessary or appropriate.

Other PIMCO Information

Comment 29: This section describes the PIMCO Global Advantage Bond IndexTM (the “Index”) and states that the PIMCO Global Advantage Strategy Bond Portfolio utilizes the Index as a benchmark. Please clarify whether the Index will be the Portfolio’s primary or secondary benchmark. If the Index will be the primary benchmark, explain how the Index qualifies as a “broad-based securities market index” as defined in Form N-1A.

Response: The Index will be the Portfolio’s secondary benchmark.

Michael L. Kosoff March 28, 2011 Page 14

Portfolio Transactions and Brokerage

Comment 30: In the Disclosure of Portfolio Holdings—Confidential Dissemination of Portfolio Holdings Information subsection, describe any ongoing arrangements to make available information about the Portfolios’ portfolio securities to any person, including the identity of the persons who receive information pursuant to such arrangements, and describe the length of the lag, if any, between the date of the information and the date on which the information is disclosed. See Form N-1A Items 16(f)(1)(iii) and 16(f)(2).

Response: The Registrant has reviewed the SAI disclosure and believes it is currently adequate as is. The Registrant will review its ongoing confidential disclosure arrangements, if any, in connection with its annual update and will make clarifying revisions to the SAI disclosure to the extent necessary or appropriate in response to Item 16(f)(2). This section of the SAI states that “[t]he Disclosure Policy does not require a delay between the date of the information and the date on which the information is disclosed” which the Registrant believes addresses the Staff’s comment with respect to Item 16(f)(1)(iii).

*                *                 *

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 43 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	J. Stephen King, Jr., Pacific Investment Management Company LLC
Audrey L. Cheng, Pacific Investment Management Company LLC
Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Variable Insurance Trust

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

March 28, 2011

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Variable Insurance Trust (the “Registrant”) (File Nos. 333-37115, 811-08399)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Amendment No. 45 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on January 11, 2011 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Adam T. Teufel at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow

Vice President

cc:	Brendan C. Fox
Adam T. Teufel
J. Stephen King, Jr.
Audrey L. Cheng